[GLYCOGENESIS LOGO APPEARS HERE]

                                         September 30, 2004

VIA FACSIMILE AND EDGAR

Sonia Barros, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re:	GlycoGenesys, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on September 15, 2004
File No. 333-118125

Dear Ms. Barros:

This letter is submitted by GlycoGenesys, Inc. (the “Company”) to respectfully request, pursuant to Rule 461 of the Securities Act of 1933, the acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 (No. 333-118125) with respect to the offering of its common stock, par value $0.01 per share, to October 1, 2004 at 9:00 a.m. (Washington D.C. time), or as soon as practical thereafter.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (617) 422-0674.

Very truly yours,

/s/    William O. Fabbri

William O. Fabbri